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                                                                     EXHIBIT 3.5

                               AMENDMENT TO BYLAWS

                                       OF

                                 BLUE NILE, INC.

The Bylaws of Blue Nile, Inc., a Delaware Corporation, are hereby amended as follows:

1. Article IV, Section 17(a) of the Bylaws is hereby deleted and replaced by the following:

            "Section 17. TERM OF DIRECTORS. (a) Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances pursuant to voting or other agreements which may from time to time be in effect, directors shall be elected at each annual meeting of stockholders for a term of one year. Each director shall serve until his successor is duly elected and qualified or until his death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director."

2. Article IV, Section 18(a) of the Bylaws is hereby deleted and replaced by the following:

            "Section 18. VACANCIES. (a) Unless otherwise provided in the Certificate of Incorporation or any applicable voting agreement, any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors shall, unless the Board of Directors determines by resolution that any such vacancies or newly created directorships shall be filled by stockholders, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum of the Board of Directors. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director's successor shall have been elected and qualified. A vacancy in the Board of Directors shall be deemed to exist under this Bylaw in the case of the death, removal or resignation of any director. (Del. Code Ann., tit. 8, Section 223(a), (b))."

3. Article IV, Section 20(a) of the Bylaws is hereby deleted and replaced by the following

            "Section 20. REMOVAL. (a) Subject to any limitations imposed by applicable law (and assuming the corporation is not subject to Section 2115 of the CGCL) or any applicable voting agreement, the Board of Directors or any director may be removed from office at any time (i) with cause by the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of voting stock of the corporation entitled to vote at an election of directors or (ii) without cause by the affirmative vote of the holders of sixty-six and two-thirds percent (66-2/3%) of the voting power of all then-outstanding shares of voting stock of the corporation, entitled to vote at an election of directors."

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